UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026

Commission File Number: 1-15200

Equinor ASA
(Translation of registrant's name into English)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

This Report on Form 6-K contains a press release issued by Equinor ASA on March 31, 2026, entitled “Equinor ASA: Share buy-back – first tranche for 2026”.

Equinor ASA: Share buy-back – first tranche for 2026

Please see below information about transactions made under the first tranche of the 2026 share buy-back programme for Equinor ASA (OSE:EQNR, NYSE:EQNR, CEUX:EQNRO, TQEX:EQNRO).

Date on which the buy-back tranche was announced: 4 February 2026.

The duration of the buy-back tranche: 5 February to no later than 30 March 2026.

Further information on the tranche can be found in the stock market announcement on its commencement dated 4 February 2026, available here: https://newsweb.oslobors.no/message/664788

From 23 March to 27 March 2026, Equinor ASA has purchased a total of 463,958 own shares at an average price of NOK 387.9314 per share.

The first tranche of the 2026 share buy-back programme for Equinor ASA has now been completed.

Overview of transactions:

Date	Trading venue	Aggregated daily volume (number of shares)	Daily weighted average share price (NOK)	Total daily transaction value (NOK)

23 March	OSE	89,000	384.5971	34,229,141.90
	CEUX
	TQEX

24 March	OSE	88,860	380.7985	33,837,754.71
	CEUX
	TQEX

25 March	OSE	89,000	381.7677	33,977,325.30
	CEUX
	TQEX

26 March	OSE	82,504	394.7401	32,567,637.21
	CEUX
	TQEX

27 March	OSE	87,594	398.4050	34,897,887.57
	CEUX
	TQEX

Total for the period	OSE	436,958	387.9314	169,509,746.69
	CEUX
	TQEX

Previously disclosed buy-backs under the tranche	OSE	3,459,585	294.6247	1,019,279,118.61
	CEUX
	TQEX
	Total	3,459,585	294.6247	1,019,279,118.61

Total buy-backs under the tranche (accumulated)	OSE	3,896,543	305.0881	1,188,788,865.30
	CEUX
	TQEX
	Total	3,896,543	305.0881	1,188,788,865.30

Following completion of the above transactions, Equinor ASA owns a total of 64,652,070 own shares, corresponding to 2.53% of Equinor ASA’s share capital, including shares under Equinor’s share savings programme (excluding shares under Equinor’s share savings programme, Equinor owns a total of 54,799,296 own shares, corresponding to 2.14% of the share capital).

This is information that Equinor ASA is obliged to make public pursuant to the EU Market Abuse Regulation and that is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

Appendix: A overview of all transactions made under the buy-back tranche that have been carried out during the above-mentioned time period is attached to this report and available at www.newsweb.no.

Contact details:

Investor relations
Bård Glad Pedersen, senior vice president Investor Relations,
+47 918 01791

Media
Sissel Rinde, vice president Media Relations,
+47 412 60 584

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Equinor ASA
(Registrant)

Date: March 31, 2026	/s/ TORGRIM REITAN
Torgrim Reitan
Chief Financial Officer